SkinStasis LLC (the "Company") a Texas Company

Financial Statements

For the fiscal year ended December 31, 2023 and 2024

SkinStasis Skin Care LLC
Balance Sheet
As of December 31, 2024

	Jan 2024	Feb 2024	Mar 2024	Apr 2024	May 2024	Jun 2024	Jul 2024	Aug 2024	Sep 2024	Oct 2024	Nov 2024	Dec 2024	
ASSETS													
Current Assets													
Bank Accounts													
BofA Checking	12,494	83,530	76,292	40,795	54,737	22,904	8,110	26,086	12,441	18,131	1,245	40,011	
BofA Savings	500	500	500	500	500	500	500	500	500	500	500	500	
Total Bank Accounts	**12,994**	**84,030**	**76,792**	**41,295**	**55,237**	**23,405**	**8,611**	**26,587**	**12,941**	**18,632**	**1,745**	**40,511**	
Other Current Assets													
Allowance for bad debts		-	-	-	-	-	-	-	-	-	-	-	
Amazon Reserved Balances	-	-	-	-	-	-	-	-	-	538	-	-	
Amazon Split Month Rollovers	(212)	(299)	(251)	3	85	(96)	278	90	568	768	34	(263)	
Inventory	105,709	104,949	104,047	103,030	102,238	101,516	100,686	109,243	108,889	108,351	108,116	107,611	
Prepaid expenses	7,799	7,470	8,641	8,312	7,984	7,655	7,326	6,997	6,669	6,340	8,898	9,622	
TikTok Reserved Balances	-	-	-	-	5	3	-	-	3	4	7	2	
Walmart Reserved Balances		-	-	-	-	-	-	-	-	13	-	-	
Walmart Split Month Rollovers	-	-	(0)	31	-	35	-	(0)	(10)	(0)	-	-	
Total Other Current Assets	**113,295**	**112,120**	**112,437**	**111,376**	**110,312**	**109,113**	**108,290**	**116,331**	**116,118**	**116,014**	**117,056**	**116,971**	
Total Current Assets	**126,289**	**196,150**	**189,229**	**152,672**	**165,549**	**132,517**	**116,900**	**142,917**	**129,059**	**134,646**	**118,801**	**157,482**	
TOTAL ASSETS	**126,289**	**196,150**	**189,229**	**152,672**	**165,549**	**132,517**	**116,900**	**142,917**	**129,059**	**134,646**	**118,801**	**157,482**	
LIABILITIES AND EQUITY													
Liabilities													
Current Liabilities													
Other Current Liabilities													
Accrued Expenses	2,202	9,180	9,880	10,660	11,272	11,822	15,705	16,094	16,364	16,766	16,954	19,768	
Amazon Sales Tax	-	-	-	-	-	-	-	-	-	-	-	-	
Short-term business loans	-	80,650	80,650	80,650	106,550	106,550	106,550	106,550	106,550	106,550	106,550	106,550	**WeFunder Debt**
Short-term loans from partners	-	-	-	-	-	-	-	-	-	-	-	-	**Amount transferred to**
TikTok Sales Tax	-	-	-	-	-	-	-	-	-	-	-	-	
Walmart Sales Tax	-	-	-	-	-	-	-	-	-	-	-	-	
Total Other Current Liabilities	**2,202**	**89,830**	**90,530**	**91,310**	**117,822**	**118,372**	**122,255**	**122,644**	**122,914**	**123,316**	**123,504**	**126,318**	
Total Current Liabilities	**2,202**	**89,830**	**90,530**	**91,310**	**117,822**	**118,372**	**122,255**	**122,644**	**122,914**	**123,316**	**123,504**	**126,318**	
Total Liabilities	**2,202**	**89,830**	**90,530**	**91,310**	**117,822**	**118,372**	**122,255**	**122,644**	**122,914**	**123,316**	**123,504**	**126,318**	
Equity													
Opening balance equity	-	-	-	-	-	-	-	-	-	-	-	-	
Partner investments	351,000	351,000	351,000	351,000	351,000	351,000	351,000	401,000	401,000	426,000	426,000	476,000	
Retained Earnings	(217,763)	(217,763)	(217,763)	(217,763)	(217,763)	(217,763)	(217,763)	(217,763)	(217,763)	(217,763)	(217,763)	(217,763)	
Net Income	(9,149)	(26,918)	(34,538)	(71,875)	(85,510)	(119,092)	(138,591)	(162,964)	(177,092)	(196,908)	(212,940)	(227,072)	
Total Equity	**124,088**	**106,319**	**98,699**	**61,362**	**47,726**	**14,145**	**(5,354)**	**20,273**	**6,145**	**11,329**	**(4,703)**	**31,165**	
TOTAL LIABILITIES AND EQUITY	**126,289**	**196,150**	**189,229**	**152,672**	**165,549**	**132,517**	**116,900**	**142,917**	**129,059**	**134,646**	**118,801**	**157,482**	

SkinStasis Skin Care LLC
Balance Sheet
As of December 31, 2023

	Jan 2023	Feb 2023	Mar 2023	Apr 2023	May 2023	Jun 2023	Jul 2023	Aug 2023	Sep 2023	Oct 2023	Nov 2023	Dec 2023
ASSETS												
Current Assets												
Bank Accounts												
BofA Checking	99,416	49,324	10,419	21,753	32,235	56,525	44,858	30,939	1,209	5,096	12,268	2,772
BofA Savings	500	500	500	500	500	500	500	500	500	500	500	500
Total Bank Accounts	99,916	49,824	10,919	22,253	32,735	57,025	45,359	31,439	1,709	5,597	12,768	3,272
Other Current Assets												
Amazon Reserved Balances	-	-	-	-	-	-	-	-	-	-	267	-
Amazon Split Month Rollovers	(284)	(779)	(657)	79	611	450	540	(189)	3	(408)	-	(163)
Inventory	68,083	67,854	74,328	109,682	109,302	108,967	108,713	108,462	108,017	107,605	107,061	106,385
Prepaid expenses	10,443	9,493	8,544	7,595	6,645	5,696	4,747	3,797	2,848	1,899	949	-
TikTok Reserved Balances	-	-	-	-	-	-	-	-	-	-	4	4
Walmart Split Month Rollovers	-	-	-	-	-	(211)	(46)	(26)	78	35	(10)	-
Total Other Current Assets	78,242	76,569	82,215	117,356	116,559	114,902	113,953	112,044	110,947	109,132	108,272	106,226
Total Current Assets	178,158	126,393	93,134	139,609	149,295	171,926	159,312	143,483	112,656	114,728	121,040	109,498
TOTAL ASSETS	178,158	126,393	93,134	139,609	149,295	171,926	159,312	143,483	112,656	114,728	121,040	109,498
LIABILITIES AND EQUITY												
Liabilities												
Current Liabilities												
Other Current Liabilities												
Accrued Expenses	4,214	13,111	24,420	30,034	34,118	40,204	42,441	44,636	35,060	23,370	(3,713)	1,262
Amazon Sales Tax	-	-	-	-	-	-	-	-	-	-	-	-
Short-term business loans	160,099	115,000	110,000	110,000	105,000	78,000	73,000	68,000	52,000	27,000	-	-
Short-term loans from partners	-	-	(15,000)	(15,000)	-	-	-	-	-	-	-	-
TikTok Sales Tax	-	-	-	-	-	-	-	-	-	-	-	-
Walmart Sales Tax	-	-	-	-	-	-	-	-	-	-	-	-
Total Other Current Liabilities	164,314	128,111	119,420	125,034	139,118	118,204	115,441	112,636	87,060	50,370	(3,713)	1,262
Total Current Liabilities	164,314	128,111	119,420	125,034	139,118	118,204	115,441	112,636	87,060	50,370	(3,713)	1,262
Total Liabilities	164,314	128,111	119,420	125,034	139,118	118,204	115,441	112,636	87,060	50,370	(3,713)	1,262
Equity												
Opening balance equity	-	-	-	-	-	-	-	-	-	-	-	-
Partner investments	101,000	101,000	101,000	151,000	151,000	201,000	201,000	201,000	201,000	251,000	326,000	326,000
Retained Earnings	(78,335)	(78,335)	(78,335)	(78,335)	(78,335)	(78,335)	(78,335)	(78,335)	(78,335)	(78,335)	(78,335)	(78,335)
Net Income	(8,821)	(24,384)	(48,952)	(58,090)	(62,489)	(68,944)	(78,795)	(91,818)	(97,069)	(108,307)	(122,913)	(139,429)
Total Equity	13,845	(1,719)	(26,286)	14,576	10,177	53,722	43,871	30,847	25,596	64,358	124,752	108,237
TOTAL LIABILITIES AND EQUITY	178,158	126,393	93,134	139,609	149,295	171,926	159,312	143,483	112,656	114,728	121,040	109,498

SkinStasis Skin Care LLC

Profit and Loss

January - December 2024

	Jan 2024	Feb 2024	Mar 2024	Apr 2024	May 2024	Jun 2024	Jul 2024	Aug 2024	Sep 2024	Oct 2024	Nov 2024	Dec 2024	Total
Units													
Amazon Refunds	(2)	(3)	(4)	(7)	(3)	(6)	(3)	(3)	(2)	(3)	(1)	(3)	(40)
Amazon Sales	203	229	274	311	228	213	252	156	104	159	68	155	2,352
TikTok Sales					2	1			1	2	2	1	9
Walmart Sales	3	1	1	3	15	10	4	3	3	3	3	1	50
Website Sales	4	6	5	2	1		2	1	2	3			26
Inventory Write Off													-
Total Units	**208**	**233**	**276**	**309**	**243**	**218**	**255**	**157**	**108**	**164**	**72**	**154**	**2,397**
Income													
Amazon Refunds	(54)	(73)	(100)	(177)	(73)	(151)	(75)	(70)	(50)	(85)	(25)	(85)	(1,019)
Amazon Sales	5,120	5,752	6,925	7,854	5,788	5,400	6,342	3,878	2,612	3,919	1,783	3,175	58,549
TikTok Sales (LMB)					50	25			25	50	50	25	226
Walmart Sales	67	22	22	67	336	224	90	67	67	67	67	22	1,121
Website Sales	99	152	153	50	25		52	20	48	69			668
Total Income	**5,232**	**5,853**	**7,000**	**7,795**	**6,127**	**5,498**	**6,408**	**3,895**	**2,702**	**4,020**	**1,875**	**3,138**	**59,544**
Cost of Goods Sold													
Cost of goods sold	676	760	902	1,018	792	721	831	515	354	538	235	506	7,847
Total Cost of Goods Sold	**676**	**760**	**902**	**1,018**	**792**	**721**	**831**	**515**	**354**	**538**	**235**	**506**	**7,847**
Gross Profit	**4,556**	**5,093**	**6,099**	**6,778**	**5,335**	**4,777**	**5,577**	**3,380**	**2,348**	**3,482**	**1,640**	**2,632**	**51,696**
Expenses													
3rd Party Expenses													-
Amazon FBA Fees	712	794	950	1,055	902	709	912	514	368	602	334	537	8,389
Amazon Seller Fees	516	791	1,058	1,184	883	696	963	606	417	608	287	489	8,499
Amazon Storage Fees	3	1	1	1	1	1	1	1	1	0	3	3	17
Other 3rd Party Expenses	166		226	284	230	387	395	386	470	738	51	348	3,679
TikTok Seller Fees					3	2			2	3	3	2	14
Walmart Fulfillment Fees	10	3	3	10	52	31	17	10	10	10	10	3	173
Walmart Seller Fees	10	3	3	10	50	34	13	10	20	20	20	3	198
Walmart Storage Fees	0	0	0	0	0	0	0	0	0	0	0	0	1
Total 3rd Party Expenses	**1,417**	**1,593**	**2,241**	**2,545**	**2,121**	**1,859**	**2,303**	**1,528**	**1,287**	**1,982**	**709**	**1,384**	**20,969**
Advertising & marketing													-
Advertising & Mktg - General	1,700	450	4,257	1,182	1,845	8,316	6,880	6,453	6,125	10,223	7,043	7,873	62,346
Amazon Advertising Costs	5,125	4,214	5,402	5,198	5,536	4,274	4,918	3,218	1,084	1,072	555	1,968	42,564
Google Advertising	1,423		1,138	1,090	1,091	985	330	239	358	946	223	723	8,547
HourOne Marketing	2,500	2,500		2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	27,500
Social media	350	464			1,150			3,000					4,964
TikTok Advertising Fees										8	8	8	23
Walmart Advertising Fees	100		177	23		38	207	248	96	179		33	1,100

Total Advertising & marketing	**11,197**	**7,628**	**10,974**	**9,993**	**12,122**	**16,113**	**14,835**	**15,658**	**10,163**	**14,927**	**10,330**	**13,104**	**147,043**
Commissions & fees													-
Compensation				15,000		15,000							30,000
Total Commissions & fees	**-**	**-**	**-**	**15,000**	**-**	**15,000**	**-**	**-**	**-**	**-**	**-**	**-**	**30,000**
General business expenses													-
Accounting fees		303		9,524	1,491	4,089	6,620	9,148	4,292	5,430	5,740	1,448	48,083
Bank fees & service charges	3	6,066	6	12	1,944	50	47	51	47	50	46	75	8,397
Insurance	329	329	329	329	329	329	329	329	329	329	329	329	3,945
Interest paid		6,393											6,393
Legal fees	249			4,832		125							5,205
Merchant account fees											292		292
Miscellaneous Expense			25				520	20				-	565
Patent Royalty	523	585	700	780	613	550	641	390	270	402	188	314	5,954
Shipping & postage								440	10				450
Software & apps	23		23	1,134	405	353	87	353	123	257	141	164	3,065
Total General business expenses	**1,127**	**13,675**	**1,083**	**16,610**	**4,782**	**5,495**	**8,244**	**10,731**	**5,071**	**6,467**	**6,736**	**2,330**	**82,350**
Total Expenses	**13,741**	**22,895**	**14,298**	**44,148**	**19,025**	**38,467**	**25,381**	**27,917**	**16,522**	**23,376**	**17,774**	**16,818**	**280,363**
Net Operating Income	**(9,185)**	**(17,802)**	**(8,200)**	**(37,370)**	**(13,690)**	**(33,690)**	**(19,804)**	**(24,537)**	**(14,174)**	**(19,894)**	**(16,134)**	**(14,186)**	**(228,667)**
Other Income													
Amazon FBA Inventory Reimb	36	34	18	33	55	91	37	128	18	(2)	20	14	482
Credit card rewards			561				268	36	28	80	82	40	1,095
Interest earned	0	0	0	0	0	0	0	0	0	0	0	0	0
Walmart Inventory Reimb						17							17
Total Other Income	**36**	**34**	**579**	**33**	**55**	**109**	**305**	**164**	**46**	**78**	**102**	**54**	**1,594**
Net Other Income	**36**	**34**	**579**	**33**	**55**	**109**	**305**	**164**	**46**	**78**	**102**	**54**	**1,594**
Net Income	**(9,149)**	**(17,768)**	**(7,620)**	**(37,337)**	**(13,635)**	**(33,582)**	**(19,499)**	**(24,373)**	**(14,128)**	**(19,816)**	**(16,032)**	**(14,132)**	**(227,072)**

SkinStasis Skin Care LLC
Profit and Loss
January - December 2023

	Jan 2023	Feb 2023	Mar 2023	Apr 2023	May 2023	Jun 2023	Jul 2023	Aug 2023	Sep 2023	Oct 2023	Nov 2023	Dec 2023	Total
Units													
Amazon Refunds		(2)		(1)		(1)	(1)	(2)	(4)		(4)	(1)	(16)
Amazon Sales	57	71	80	93	107	93	64	69	127	121	161	207	1,250
TikTok Sales								1		1	5		7
Walmart Sales					3	3	10	3	11	6	2	1	39
Website Sales			2	6	8	8	4	5			1	2	36
Inventory Write Off							1						1
Total Units	**57**	**69**	**82**	**98**	**118**	**103**	**78**	**76**	**134**	**128**	**165**	**209**	**1,317**
Income													
Amazon Refunds		(55)		(25)		(24)	(24)	(49)	(90)		(103)	(48)	(418)
Amazon Sales	1,584	1,867	2,032	2,269	2,604	2,281	1,617	1,675	2,970	2,806	4,089	5,225	31,020
TikTok Sales (LMB)								24		24	112		159
Walmart Sales					72	72	240	69	247	134	45	22	900
Website Sales			58	154	195	193	95	121			32	66	913
Total Income	**1,584**	**1,812**	**2,090**	**2,397**	**2,871**	**2,522**	**1,928**	**1,840**	**3,127**	**2,965**	**4,174**	**5,266**	**32,575**
Cost of Goods Sold													
Cost of goods sold	184	229	264	319	380	335	254	251	444	412	544	676	4,292
Total Cost of Goods Sold	**184**	**229**	**264**	**319**	**380**	**335**	**254**	**251**	**444**	**412**	**544**	**676**	**4,292**
Gross Profit	**1,401**	**1,583**	**1,826**	**2,079**	**2,491**	**2,187**	**1,673**	**1,589**	**2,682**	**2,552**	**3,630**	**4,589**	**28,283**
Expenses													
3rd Party Expenses													-
Amazon FBA Fees	277	242	273	307	376	342	244	261	457	416	604	751	4,548
Amazon Seller Fees	284	194	260	279	307	244	165	195	387	309	490	594	3,708
Amazon Storage Fees	4	2	2	1	2	2	2	2	2	2	2	3	26
Other 3rd Party Expenses			21	196	216	197		142		158	297	182	1,408
TikTok Seller Fees											1		1
Walmart Fulfillment Fees						10	35	10	38	17	7	3	121
Walmart Seller Fees					10	9	31	10	37	19	16	3	135
Walmart Storage Fees						0	0	0	0	0	0	0	1
Total 3rd Party Expenses	**565**	**437**	**556**	**782**	**909**	**805**	**476**	**620**	**921**	**921**	**1,417**	**1,537**	**9,947**
Advertising & marketing													-
Advertising & Mktg - General	2,283		499	2,402	1,619	2,035	512	719	852	4,313	2,896	4,868	22,997
Amazon Advertising Costs	2,245	8,139	4,848	1,569	1,132	819	1,010	1,939	2,214	2,720	2,692	4,468	33,796
Google Advertising	94	801	1,194	744	1,897	2,570	1,500	2,011			1,017	2,672	14,500
HourOne Marketing	3,900	3,765	2,500	2,500			5,400	5,000	2,700	2,500	2,500	2,500	33,265
Social media				2,000		1,000					375		3,375
Walmart Advertising Fees					32	211	(49)	57		42	1,403	203	1,900
Total Advertising & marketing	**8,522**	**12,705**	**9,042**	**9,215**	**4,680**	**6,635**	**8,373**	**9,727**	**5,766**	**9,574**	**10,884**	**14,710**	**109,833**

General business expenses													-
Accounting fees			267				3,065				3,000		6,331
Bank fees & service charges	10	5	5	6	5	6	10	5	5		35	5	97
Consulting fees			15,000										15,000
Insurance	949	949	949	949	949	949	949	949	949	949	949	949	11,392
Interest paid											4,693		4,693
Legal fees		750					1,508			2,062	125	249	4,694
Merchant account fees			84	9	9	8	4	4		-	1	3	123
Miscellaneous Expense											39		39
Patent Royalty	158	181	209	240	287	252	193	184	313	296	417	527	3,258
Shipping & postage												102	102
Software & apps	16	2,104	282	32	66	32	32	32			10	23	2,630
Taxes paid		16		5	4								24
Total General business expenses	**1,134**	**4,005**	**16,797**	**1,241**	**1,321**	**1,242**	**2,692**	**4,244**	**1,267**	**3,313**	**6,271**	**4,858**	**48,384**
Total Expenses	**10,222**	**17,147**	**26,394**	**11,238**	**6,911**	**8,682**	**11,541**	**14,591**	**7,954**	**13,808**	**18,571**	**21,105**	**168,164**
Net Operating Income	**(8,821)**	**(15,563)**	**(24,567)**	**(9,159)**	**(4,420)**	**(6,495)**	**(9,868)**	**(13,002)**	**(5,272)**	**(11,256)**	**(14,941)**	**(16,516)**	**(139,880)**
Other Income													
Amazon FBA Inventory													
Reimbursement				21	21	40	17	(21)	21	18	35		152
Credit card rewards											300		300
Interest earned	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Other Income	**0**	**0**	**0**	**21**	**21**	**40**	**17**	**(21)**	**21**	**18**	**335**	**0**	**452**
Net Other Income	**0**	**0**	**0**	**21**	**21**	**40**	**17**	**(21)**	**21**	**18**	**335**	**0**	**452**
Net Income	**(8,821)**	**(15,563)**	**(24,567)**	**(9,138)**	**(4,399)**	**(6,455)**	**(9,851)**	**(13,024)**	**(5,251)**	**(11,238)**	**(14,606)**	**(16,516)**	**(139,429)**

SkinStasis Skin Care LLC
Statement of Cash Flows
January - December 2024

	Total
OPERATING ACTIVITIES	
Net Income	(227,072)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Allowance for bad debts	-
Amazon Reserved Balances	-
Amazon Split Month Rollovers	100
Inventory	(1,226)
Prepaid expenses	(9,622)
TikTok Reserved Balances	2
Walmart Reserved Balances	-
Walmart Split Month Rollovers	-
Accrued Expenses	18,506
Amazon Sales Tax	-
Short-term business loans	106,550
Short-term loans from partners	-
TikTok Sales Tax	-
Walmart Sales Tax	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**114,311**
Net cash provided by operating activities	**(112,761)**
FINANCING ACTIVITIES	
Partner investments	150,000
Net cash provided by financing activities	**150,000**
Net cash increase for period	**37,239**
Cash at beginning of period	**3,272**
Cash at end of period	**40,511**

Monday, Apr 14, 2025 02:44:03 PM GMT-7

SkinStasis Skin Care LLC
Statement of Cash Flows
January - December 2023

	Total
OPERATING ACTIVITIES	
Net Income	(139,428.71)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Amazon Reserved Balances	-
Amazon Split Month Rollovers	205.67
Inventory	(38,118.34)
Prepaid expenses	-
TikTok Reserved Balances	(4.02)
Walmart Split Month Rollovers	-
Accrued Expenses	(401.05)
Amazon Sales Tax	-
Short-term business loans	(160,099.05)
Short-term loans from partners	-
TikTok Sales Tax	-
Walmart Sales Tax	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**(198,416.79)**
Net cash provided by operating activities	**(337,845.50)**
FINANCING ACTIVITIES	
Partner investments	325,000.00
Net cash provided by financing activities	**325,000.00**
Net cash increase for period	**(12,845.50)**
Cash at beginning of period	16,117.59
Cash at end of period	**3,272.09**

Friday, Dec 06, 2024 11:21:45 AM GMT-8

SkinStasis LLC
Statement of Changes in Equity

Accounts	2024 Amount ($)	2023 Amount ($)
Partner Investments	476,000.00	326,000.00
Retained Earnings	(217,763.00)	(78,335.00)
Net Income (Loss)	(227,072.00)	(139,429.00)
Total Equity	**31,165.00**	**108,237.00**

SkinStasis LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2023 and 2024
$USD

1. ORGANIZATION AND PURPOSE

SkinStasis LLC (the "Company") is a company organized on August 19, 2022 under the laws of Texas.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.